Intelligent Buying, Inc.

260 Santa Ana Court

Sunnyvale, CA 94085.

Tel. (408) 744-1001

December 11, 2006

By EDGAR Transmission and by Hand Delivery

Perry Hindin

Special Counsel

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Intelligent Buying, Inc.
Amendment No. 4 to Registration Statement on
Form SB-2
Filed April 17, 2006 File No. 333-133327

Ladies and Gentlemen:

On behalf of Intelligent Buying, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated November 9, 2006, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Liquidity, page 28

1.

Please refer to prior comment 11. The disclosure in this section regarding the fifth element of your strategy is inconsistent with disclosure regarding your strategy on page F-11. Please revise.

COMPANY RESPONSE:  We have revised the disclosure in the Notes to Financial Statements to be consistent with the disclosure in the Liquidity section of the Management’s Discussion and Analysis or Plan of Operation.

Going Concern, page 29

2.

Please refer to prior comment 14. Please discuss in greater detail your dependence on your major customers. For example, quantify the percentage of your revenues from each of your customers that accounted for over 10% of your revenues and identify the customers.

U.S. Securities and Exchange Commission

December 11, 2006

COMPANY RESPONSE:  We have revised our disclosure in the Going Concern section to identify the customers who accounted for over 10% of our revenues and have quantified the actual revenues derived from each.  We have added a disclosure that we are not dependent on any individual customer for the maintenance of our business.

Results of Operations for Comparative 3 and 6 Month Periods Ended June 30, 2006 and June 30, 2005, page 31

3.

We note that you utilize office space, accounting support, data systems and administrative support provided by Anchorfree Wireless, Inc. at no expense to the company. Confirm that your historical income statements reflect all costs of doing business, including costs incurred by Anchorfree on your behalf. Refer to SAB Topic 1-B. Please revise or advise, as appropriate.

COMPANY RESPONSE:  The referenced language has been deleted.  This will confirm that the Company’s historical income statements reflect all costs of doing business.

Certain Transactions, page 34

4.

Please revise the fourth paragraph of this section to refer to Exhibit 10.2.

COMPANY RESPONSE:  The reference to Exhibit 10.2 has been changed to refer to Exhibit 10.2.

General

5.

Please refer to prior comment 16. The financial statements should be updated as necessary to comply with Item 310(g) of Regulation S-B at the effective date. In this regard, please note that it appears you must update to include your interim period ended September 30, 2006.

COMPANY RESPONSE:  We have updated the interim financials to show results through September 30, 2006.

Financial Statements for the period ended December 31, 2005 (audited)

Note 7. Subsequent Events, page F-9

6.

We noted that you issued 500,000 shares of common stock on April 1, 2006 to the Altitude Group, LLC in exchange for services. Please support your accounting for these services and cite the accounting guidance upon which you relied. Clarify the timing of the expense as well.

U.S. Securities and Exchange Commission

December 11, 2006

COMPANY RESPONSE: The expense recorded in connection with the issuance of these shares was incurred on April 1, 2006.  The value of the services rendered by Altitude was determined on an arms-length basis by the parties.  The $100,000 amount recorded as an expense was based upon the amount of debt (value of the services rendered) which was settled by the issuance of the shares.  This valuation was determined in accordance with FASB 123—Accounting for Stock-based Compensation.  We have revised the language of the registration statement to reflect this.

Financial Statements for period ended June 30, 2006 (unaudited) Balance Sheet, page F-12

7.

Please refer to our prior comment 24. We note you issued 500,000 shares of preferred stock to Lionheart Associates, LLC on March 31, 2006 and that the transaction was rescinded on May 15, 2006. Please explain your accounting for this transaction and the subsequent rescission. Support your accounting with specific reference to GAAP literature. Please note that the subsequent rescission of a transaction does not eliminate the need to account for the transaction. We may have additional comments after reviewing your response.

COMPANY RESPONSE:  The disclosure with respect to the issuance of 500,000 shares of preferred stock to Lionheart Associates, LLC was incorrect.  In fact, the agreement to which the proposed issuance was related was never consummated and no shares were ever issued to Lionheart.  The use of the word “rescission” was incorrect as there was never any share issuance to rescind.  Given that the agreement was never consummated, no services were actually rendered to the Company and no amounts were ever due to Lionheart, the aborted transaction did not require any specific accounting entries.  We have revised our disclosure to delete reference to this aborted arrangement.

Statement of Operations, Page F-13

8.

We note your three months ended June 30, 2006 and 2005 and your three months ended March 31, 2006 and 2005 do not agree with your six months ended June 30, 2006 and 2005. If these amounts have been restated, the financial statement must be labeled "restated." The financial statements must also include all the disclosures required by SFAS 154, paragraph 26. Please revise or advise as necessary.

COMPANY RESPONSE:  While they are not included in the amended Registration Statement, we have revised the interim financials for the three-month period ended June 30, 2006 so as to be consistent with the financials for the six-month period ended June 30, 2006.  The financials for the three-month period ended September 30, 2006, which are included in the amended Registration Statement, are consistent with the financials for the nine month period ended September 30, 2006.  Under SFAS 154, an error correction is to be shown only as an adjustment to the opening retained earnings or deficit account.  Since the corrections made in this case affect only interim reporting periods for the current year, no such effect would exist and there is no requirement for a change in presentation.

U.S. Securities and Exchange Commission

December 11, 2006

Statements of Cash Flows, page F-15

9.

We note that the net loss reported on your statements of cash flows for the six months ended June 30, 2006 does not agree to the net loss as reported on your statements of operations for that same period. Please revise as necessary.

COMPANY RESPONSE:  Please see response to Comment No. 8.

Note 1. Significant Accounting Policies, page F-17

Net loss per reported share, page F-17

10.

Please revise your discussion to appropriately refer to SFAS 128, as appropriate.

COMPANY RESPONSE: The reference to SFAS 129 is a typographical error.  The reference has been revised to properly refer to SFAS 128

Other

11.

Please refer to our prior comment 29. We refer you to paragraph 6 of SFAS 129 and reissue the comment. Please revise to disclose the liquidation preference of your preferred stock on the face of the balance sheet, or tell us why you believe such disclosure is not required.

COMPANY RESPONSE: We have revised the balance sheet to reflect the liquidation preference for the preferred stock.

Note 3. Stockholders' Deficiency, page F-19

12.

We note that you issued 2.5 million preferred shares on March 22, 2006 in exchange for 20,000 shares of common stock held by your founders. Please tell us how you accounted for this transaction. It appears that the 20,000 shares of common remain outstanding according to the statement of stockholders' deficiency. Please advise.

COMPANY RESPONSE:  The Statement of Stockholders Deficiency has been revised to show that the 20,000 shares of common stock originally issued to the founders were exchanged for the 2.5 million shares of preferred stock.  The number of common shares issued in 2006 has been corrected to read “889,533”.  Since these changes offset each other, the actual number of shares outstanding at September 30, 2006 remains unchanged.

13.

In this regard, we note that the 2.5 million preferred shares are convertible into common shares at the option of the holder. Please revise the filing to clearly disclose all the material terms of the convertible preferred stock, including, but not limited to, the conditions under which the company or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which the company or the holder may redeem the stock, and the dividend rates and any adjustments thereto.

U.S. Securities and Exchange Commission

December 11, 2006

COMPANY RESPONSE:  We have incorporated the language regarding the Preferred shares which appears in Item 12--Description of Securities.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

INTELLIGENT BUYING, INC.

By:

/s/ Eugene Malobrodsky

Eugene Malobrodsky

Chief Executive Officer.

5